SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2005

KOREA ELECTRIC POWER CORPORATION

     (Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐               No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

SIGNATURES

May 24, 2005

The Board of Directors of Korea Electric Power Corporation (“KEPCO”) passed resolutions on the following items on May 23, 2005 to call the Extraordinary Meeting of Shareholders pursuant to Article 18 of the Articles of Incorporation as follows:

Date and time: June 10, 2005 (Friday) at 14:00 (Seoul Time)

Place: Korea Electric Power Corporation, Main Building,
           167, Samseong-dong, Gangnam-gu, Seoul, Korea

Agenda

1.	Amendments to the Articles of Incorporation as attached hereto

2.	Selection of a Standing Director

			Relationship with	Transactions
			the major	with KEPCO for
Nominee	Current position	Recommended by	Shareholder of KEPCO	the last 3 years
Kwon,	General Manager,	President
Oh-Hyung	Transmission	of KEPCO	N/A	N/A
Division of KEPCO

3.	Selection of the Standing Auditor to be a member of the Board of Auditors: Nominee will be notified in due course.

[Attachment]
Proposed Amendments to the Articles of Incorporation of Korea Electric Power Corporation

* Amendments in underline.

Present	Amendments	Remarks
Article 5 (Method of Public Notice)
Public notice by the Corporation shall be provided in The Korea Daily News and Maeil Kyungje (The Economics Daily), each a daily newspaper which is published in Seoul.
	Article 5 (Method of Public Notice) Public notice by the Corporation shall be provided in The Seoul Shinmun and Maeil Kyungje (The Economics Daily), each a daily newspaper which is published in Seoul.	Change of the title of the newspaper.

Article 26 (Number of Officers) [1] Abbreviated.	Article 26 (Number of Officers) [1] Same as present.

[2] The Corporation shall have one (1) auditor.	[2] The Corporation shall have a board of auditors consisting of three (3) auditors. One (1) of these auditors shall be a standing auditor, and the other two (2) auditors shall be non-standing auditors.	In accordance with the requirements of the Sarbanes-Oxley Act of 2002.

Article 26-2 (Appointment of Officers) [1] – [2] Abbreviated.	Article 26-2 (Appointment of Officers) [1] – [2] Same as present.

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Present	Amendments	Remarks
[3] The non-standing director shall be appointed or dismissed from among the experts from the private sector who have great expert knowledge and experience on administration by the Chairman of the Planning & Budget Committee as motioned by the President.
	[3] The non-standing director shall be appointed or dismissed from among the experts from the private sector who have great expert knowledge and experience on administration by the Minister of the Ministry of Planning & Budget as motioned by the President.	In accordance with the Amendments in the Government Organization Act.

[4] The auditor shall be appointed or dismissed by the President of the Republic of Korea as motioned by the Chairman of the Planning & Budget Committee through a resolution of the General Meeting of Shareholders.
	[4] The standing auditor shall be appointed or dismissed by the President of the Republic of Korea as motioned by the Minister of the Ministry of Planning & Budget through a resolution of the General Meeting of Shareholders. The non-standing auditors shall be appointed or dismissed by the President of the Republic of Korea as motioned by the Minister of the Ministry of Planning & Budget without a resolution of the General Meeting of Shareholders.	A resolution of the General Meeting of Shareholders is not needed for appointing or dismissing non-standing auditors.

New Article	[5] The non-standing auditors shall be appointed from those persons who do not fall under any item of Clause 3 of the Article 191-12 (Qualifications for Auditor) of the Securities and Exchange Act. At least one of the non-standing auditors shall be a financial and accounting expert.	In accordance with the Sarbanes-Oxley Act of 2002.

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Present	Amendments	Remarks
New Article	Article 28-4 (Authority of the Board of Auditors) [1] Pursuant to Article 28-5, the board of auditors shall have the following powers:	In accordance with the Sarbanes-Oxley Act of 2002.
1. Appointment, retention and dismissal of the independent auditor;
2. Approving the independent auditor’s non-audit services provided to the Company;
3. Supervising the independent auditor’s accounting and auditing of the Company;
4. Approving and determining the amount of independent auditor’s remuneration.
[2] Pursuant to Article 28-5, the board of auditors shall perform the following duties:
1. Establishing procedures for receiving and handling complaints regarding the accounting, auditing and internal control process.
2. Supervising the audit reporting by the independent auditor.
3. Other matters necessary to comply with the Sarbanes-Oxley Act of 2002 and other relevant laws.
[3] Auditors may seek outside counsel or consulting as necessary to perform its duties and the Company shall provide the necessary funding for such counseling.

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Present	Amendments	Remarks
New Article	Article 28-5 (Resolution Process of the Board of Auditors)
	A board comprised of all auditors shall determine the auditors’ resolution process regarding matters enumerated in Article 28-4, with the Internal Regulations of the Board of Auditors governing administrative matters relating to the board of auditors’ resolution process.	In accordance with the Sarbanes-Oxley Act of 2002.

New Article	ADDENDUM
[1] These Articles of Incorporation shall become effective on and after the date of promulgation.

[2] The single statutory auditor in office at the time of this amendment shall be deemed the standing auditor as defined in Article 26 through Article 26-2.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Hi-Taek
	Name:	Lee, Hi-Taek
	Title:	Chief Financial Officer

Attached, Proposed Amendments to the Articles of Incorporation